UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission file number: 001-39738

Ucommune International Ltd

No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor

Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Securities Purchase Agreement and Issuance of Preferred Shares

On May 6, 2026, Ucommune International Ltd (the “Company”) (Nasdaq: UK), a co-working spaces and related service provider in China, entered into that certain securities purchase agreement (the “Securities Purchase Agreement”) with the institutional investor named therein (the “Buyer”), pursuant to which, on that same date (the “Closing Date”), the Company issued and sold to the Buyer 150 Series A Convertible Preferred Shares of the Company(the “Preferred Shares”), par value $0.24 per share (the “Series A Preferred Shares”), at the purchase price of US$10,000.00 per Preferred Share (the “Preferred Shares Issuance”). The terms of the Series A Preferred Shares are set forth in the Certificate of Designations for the Series A Preferred Shares, the form of which was filed as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 29, 2025.

Pursuant to the Securities Purchase Agreement, the Company agreed not to issue, offer, sell, grant any option or right to purchase or otherwise dispose of any of its equity securities for a period beginning on the Closing Date and ending on the later of (i) the second anniversary of the Closing Date and (ii) the date following the 20th Trading Day (as defined in the Securities Purchase Agreement) on which all shares of the Company’s Class A ordinary shares issuable upon conversion of the Preferred Shares (the “Conversion Shares”) are eligible to be resold by the Buyer pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”). The Company further agreed not to effect or enter into an agreement to effect any Variable Rate Transaction (as defined in the Securities Purchase Agreement) during such period.

Using a portion of the proceeds from the issuance and sale of the Preferred Shares pursuant to the Securities Purchase Agreement, the Company, through its wholly owned subsidiary (the “Lessor”), purchased server equipment utilizing current-generation NVIDIA RTX PRO 6000 GPUs (the “Purchased GPU Assets”). Simultaneously, the Lessor entered into an approximately $1.3 million, three-year lease agreement with a subsidiary of QumulusAI, Inc. (the “Lessee”) for the Purchased GPU Assets, with an end-of-term purchase option provided to the Lessee. This lease agreement represents the Company’s first transaction within its new business line and marks the initial step towards executing its expansion into the compute infrastructure space. Pursuant to the terms of the Securities Purchase Agreement, the Company may use the remainder of the proceeds from the issuance and sale of the Preferred Shares to pay any expenses incurred by the Company in connection with the Preferred Shares Issuance and for general corporate purposes and working capital, subject to certain limitations described in the Securities Purchase Agreement.

The Securities Purchase Agreement also contains customary representations, warranties and covenants by the Company and the Buyer, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act. The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The Preferred Shares were issued, and the Conversion Shares will be issued, in reliance on the private offering exemption provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement attached hereto as Exhibit 10.1, which is incorporated herein by reference.

This Report of Foreign Private Issuer Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Forward-looking Statements

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report and in the attachments is as of the date of this current report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Form of Securities Purchase Agreement, dated as of May 6, 2026, by and between Ucommune International Ltd and the Buyer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: May 12, 2026

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